
06014606

June 13, 2006
10.30am (UK time) – 11.30am (CET)

OMV starts exploration activities in Block 2 in Yemen

- **New exploration license for Block 2 in Marib-Shabwah Basin**
- **Ratification of Production Sharing Agreement**
- **Second exploration license in Yemen with OMV as operator**

OMV, Central Europe's leading oil and gas group, announces the ratification of the Production Sharing Agreement for Block 2 ("Al Mabar") by the Parliament of the Republic of Yemen. The President of Yemen, H.E. Ali Abullah Saleh, signed the respective Decree on June 7, 2006. The new exploration programme will be operated by OMV (YEMEN) Al Mabar Exploration GmbH, a wholly owned subsidiary of OMV. OMV will commence the implementation of the exploration programme immediately, which comprises of 2D and 3D seismic acquisition and the drilling of two exploration wells. The minimum financial obligation is USD 14 mn.

Block 2 is located in the oil-prone Marib-Shabwah Basin in the political Province of Shabwah. The license is located close to the OMV operated Block S2, where OMV already has discovered oil in two wells (see enclosed map).

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "This ratification is an important step for strengthening our position in Yemen as this country is part of our Middle Eastern core region. The new exploration in Block 2 is expected to have similar geological formations as S2 and is a logical next step based on this success. During the last months we have kicked-off the field development project in Block S2 and have made good progress since, production is due to start in 2006. Due to our excellent knowledge about the oil and gas systems in Yemen we want to further expand our activities there."

Balanced international E&P portfolio

OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. With the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 338,000 boe/d, and the company's reserves, approximately 1.4 bn boe.

Background information:

OMV in Yemen

OMV has been active in Yemen since the early 1990s. The company has an office in Sana'a, Yemen, with 28 employees, including 12 expatriates.

The interests in Block 2

OMV (YEMEN) Al Mabar Exploration GmbH:	93%
The Yemen General Corporation for Oil & Gas:	7%

Block 2 (Al Mabar) is located in the Shabwa Governorate and covers an area of 4,015 sq.km. OMV signed the Production Sharing Contract with the Ministry of Oil and Minerals on July 13, 2005.

The interests in Block S2

OMV (Yemen Block S2) Exploration GmbH:	44%
Sinopec:	37.5%
Yemen Resource Limite:	6%
The Yemen General Corporation for Oil & Gas:	12.5%

OMV acquired Block S2 together with the international portfolio of Preussag, and discovered oil in the "Al-Nilam 1" well in 2003 and "Habban-1" well in 2005. OMV submitted the Declaration of Commercial Discovery together with a Field Development Plan in November 2005 and received Ministry's approval on January 6, 2006. Development activities commenced as planned.


SAUDI ARABIA
OMAN
YEMEN
Red Sea
SAN'A
BLOCK S2
BLOCK 2
YEMEN
BLOCK S2:
OMV (OP) 44%
BLOCK 2:
OMV (OP) 93%
Gulf of Aden
Aden
100 Kilometers

OMV Aktiengesellschaft

With Group sales of EUR 15.58 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

Move & More. OMV

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,531 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2006** on August 17, 2006